Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 15, 2023

We refer to the Notice of Annual General Meeting (the “AGM”) dated April 27, 2023 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated April 27, 2023 (the “Circular”) of KE Holdings Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

The board of directors of the Company (the “Board”) is pleased to announce that the AGM was held on June 15, 2023 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC. All resolutions at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 3,786,654,817 Shares, comprising 3,630,532,591 Class A ordinary shares and 156,122,226 Class B ordinary shares. A total of 57,732,837 Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Company’s share incentive plans and 31,023,451 restricted Class A ordinary shares were not eligible for voting.

Save as disclosed above, there was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 6 at the AGM was 3,697,898,529 Shares, comprising 3,541,776,303 Class A ordinary shares and 156,122,226 Class B ordinary shares.

According to the Company’s Sixth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), (i) with regard to the resolutions 1, 2(a)(i), 2(a)(ii), 2(b), 3, 4 and 5, each Class A ordinary share shall entitle its holder to one vote and each Class B ordinary share shall entitle its holder to ten votes on a poll at the AGM; (ii) with regard to the resolutions 2(a)(iii) and 6, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the report of the auditor thereon.	Class A ordinary shares	3,481,236,398 (99.964300%)	1,243,260 (0.035700%)	6,708,245 (–)	3,482,479,658	3,482,479,658
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	5,042,458,658 (99.975350%)	1,243,260 (0.024650%)	6,708,245 (–)	3,638,601,884	5,043,701,918
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(i)	To re-elect Mr. Tao Xu as an executive Director.	Class A ordinary shares	2,913,954,512 (83.545223%)	573,922,370 (16.454777%)	1,311,021 (–)	3,487,876,882	3,487,876,882
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	4,475,176,772 (88.633173%)	573,922,370 (11.366827%)	1,311,021 (–)	3,643,999,108	5,049,099,142
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(a)(ii)	To re-elect Mr. Wangang Xu as an executive Director.	Class A ordinary shares	2,944,445,103 (84.419421%)	543,431,350 (15.580579%)	1,311,450 (–)	3,487,876,453	3,487,876,453
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	4,505,667,363 (89.237062%)	543,431,350 (10.762938%)	1,311,450 (–)	3,643,998,679	5,049,098,713
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the Companies Act (As Revised) of the Cayman Islands and the Memorandum and Articles of Association, the Shares in abstention do not need to be calculated as votes.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2(a)(iii)	To re-elect Mr. Hansong Zhu as an independent non-executive Director.	Class A ordinary shares	3,301,516,883 (94.654316%)	186,456,008 (5.345684%)	1,215,012 (–)	3,487,972,891	3,487,972,891
		Class B ordinary shares	156,122,226 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	156,122,226
		TOTAL NUMBER (CLASS A & CLASS B)	3,457,639,109 (94.883339%)	186,456,008 (5.116661%)	1,215,012 (–)	3,644,095,117	3,644,095,117
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2(b)	To authorize the Board to fix the remuneration of the Directors.	Class A ordinary shares	3,487,660,990 (99.991328%)	302,469 (0.008672%)	1,224,444 (–)	3,487,963,459	3,487,963,459
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	5,048,883,250 (99.994010%)	302,469 (0.005990%)	1,224,444 (–)	3,644,085,685	5,049,185,719
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A ordinary shares	2,642,746,498 (75.769155%)	845,145,783 (24.230845%)	1,295,622 (–)	3,487,892,281	3,487,892,281
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	4,203,968,758 (83.261505%)	845,145,783 (16.738495%)	1,295,622 (–)	3,644,014,507	5,049,114,541
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A ordinary shares	3,482,008,795 (99.830904%)	5,897,895 (0.169096%)	1,281,213 (–)	3,487,906,690	3,487,906,690
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	5,043,231,055 (99.883190%)	5,897,895 (0.116810%)	1,281,213 (–)	3,644,028,916	5,049,128,950
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
5.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A ordinary shares	2,661,175,776 (76.297248%)	826,729,543 (23.702752%)	1,282,584 (–)	3,487,905,319	3,487,905,319
		Class B ordinary shares	1,561,222,260 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	1,561,222,260
		TOTAL NUMBER (CLASS A & CLASS B)	4,222,398,036 (83.626289%)	826,729,543 (16.373711%)	1,282,584 (–)	3,644,027,545	5,049,127,579
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.	Class A ordinary shares	3,488,004,937 (99.999791%)	7,278 (0.000209%)	1,175,688 (–)	3,488,012,215	3,488,012,215
		Class B ordinary shares	156,122,226 (100.000000%)	0 (0.000000%)	0 (–)	156,122,226	156,122,226
		TOTAL NUMBER (CLASS A & CLASS B)	3,644,127,163 (99.999800%)	7,278 (0.000200%)	1,175,688 (–)	3,644,134,441	3,644,134,441
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All Directors of the Company, namely Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu, Mr. Wangang Xu, Mr. Jeffrey Zhaohui Li, Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu attended the AGM, either in person or by electronic means.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, June 15, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as executive directors, Mr. Jeffrey Zhaohui Li as a non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as independent non-executive directors.

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